Exhibit 12.1

Cowen Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

($ in thousands) Earnings	Three Months Ended March 31, 2018	Year ended December 31,
		2017	2016	2015	2014	2013
Pre-tax income from continuing operations before adjustment for income tax	34,932	6,962	(31,487)	11,479	57,836	18,297
Less income (or plus loss) from equity investees	(3,900)	(21,290)	(14,431)	(3,419)	(49,053)	(16,100)
Plus: fixed charges	10,715	34,582	26,848	26,475	17,150	6,248
Plus: amortization of capitalized interest	—	—	—	—	—	—
Plus: distributed income of equity investees	295	26,218	29,270	45,860	20,292	19,475
Plus: share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges		—	—	—	—	—
Less: interest capitalized and preference security dividend requirements of consolidated subsidiaries		—	—	—	—	—
Less: non-controlling interest in the pre-tax income of subsidiaries that have not incurred fixed charges	(11,156)	(23,791)	(6,882)	(15,246)	(15,564)	(13,193)
Total Earnings	30,886	22,681	3,318	65,149	30,661	14,727

Fixed Charges
Amortization of discount	1,442	7,435	6,885	6,302	4,685	—
Plus: interest expense on debt	4,058	10,448	9,703	9,703	4,772	—
Plus: other interest expense	5,215	16,699	10,260	10,470	7,693	6,248
Total Fixed Charges	10,715	34,582	26,848	26,475	17,150	6,248

Ratio of earnings to fixed charges	2.88	0.66	0.12	2.46	1.79	2.36